UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOSEC MEDICAL INCORPORATED

(Name of Issuer)

Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

68234L207

(CUSIP Number)

Hee Do Koo

CEO

Alpha Holdings, Inc.

Gangnam-gu Apgujeong-ro 62-gil 17-10

Seoul, KOREA

+82-2-517-8841

With a copy to:

Greg Kramer

Haynes and Boone, LLP

30 Rockefeller Plaza

New York, NY 10021

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Republic of Korea

Number of	7. Sole Voting Power: 1,899,250(1)
shares
Beneficially	8. Shared Voting Power: 0
owned
By each	9. Sole Dispositive Power: 1,899,250(1)
reporting
Person with:	10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,899,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 6.76% (2)

14.	Type of Reporting Person (See Instructions):
CO

(1)	Includes 368,250 shares of common stock issuable upon exercise of warrants.

(2)	This percentage is calculated based on 27,688,354 shares of common stock outstanding as of July 31, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on October 28, 2020.

CUSIP No. 68234L207

1.	Names of Reporting Persons:

Alpha Biolabs, Inc.

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:
Republic of Korea

Number of	7. Sole Voting Power: 0
shares
Beneficially	8. Shared Voting Power: 1,899,250(1)
owned
By each	9. Sole Dispositive Power: 0
reporting
Person with:	10. Shared Dispositive Power: 1,899,250(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,899,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 6.76% (2)

14.	Type of Reporting Person (See Instructions):
CO

(1)	Includes 368,250 shares of common stock issuable upon exercise of warrants.

(2)	This percentage is calculated based on 27,688,354 shares of common stock outstanding as of July 31, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on October 28, 2020.

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein:

Item 4.

The securities covered by this Schedule 13D are held for investment purposes.

The Reporting Persons intend to review continuously their position in the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including general economic, financial market and business conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended as follows

(a)	The Reporting Persons are the beneficial owners of 1,899,250 shares of common stock (including 368,250 shares exercisable upon the exercise of warrants), which represents 6.76% of all outstanding shares of common stock of the Issuer, based on 27,688,354 shares of common stock outstanding as of July 31, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on October 28, 2020.

(b)	See rows 7-10 of each cover page.

(c)	The Reporting Persons sold 40,000 shares of the Issuer at $5.4082 per share on November 16, 2020 and another 40,000 shares of the Issuer at $5.1686 per share on November 17, 2020.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2020

ALPHA HOLDINGS, INC.

	By:	/s/ Hee Do Koo
Hee Do Koo
Chief Executive Officer

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